PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 30,784
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	18,080
Prepaid expenses	7,744
Fixed assets, net	4,527
NET CAPITAL	$ 433
AGGREGATE INDEBTEDNESS	
Accounts payable	1,849
Total aggregate indebtedness	$ 1,849
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ (4,567)
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ -
Percentage of aggregate indebtedness to net capital	426.91%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

The accompanying notes are an integral part of these financial statements.